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Michael Kaplan
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4111 tel 212 701-5111 fax michael.kaplan@davispolk.com

December 18, 2020
Re:	ZIM Integrated Shipping Services Ltd. Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted November 20, 2020 CIK No. 0001654126 CONFIDENTIAL

Ms. Irene Barberena-Meissner

Ms. Loan Lauren Nguyen

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E., Room 4415
Washington, DC 20549-4631

Dear Ms. Barberena-Meissner and Ms. Nguyen:

On behalf of our client, ZIM Integrated Shipping Services Ltd., an Israeli corporation (the “Company”), we are responding to the comment from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Amendment No. 1 to the Company’s confidential draft Registration Statement on Form F-1 (CIK No. 0001654126, the “Amended Draft Registration Statement”) contained in the Staff’s letter dated December 4, 2020 (the “Comment Letter”). In response to the comment set forth in the Comment Letter, the Company has revised the Amended Draft Registration Statement and is confidentially submitting a revised draft of the Amended Draft Registration Statement (“Amendment No. 2 to the DRS”) together with this response letter. Amendment No. 2 to the DRS also contains certain additional updates and revisions. We are also sending, under separate cover, a copy of Amendment No. 2 to the DRS (including exhibits) and three marked copies of Amendment No. 2 to the DRS showing the changes to the Amended Draft Registration Statement confidentially submitted on November 20, 2020.

Set forth below is the Company’s response to the Staff’s comment. For convenience, the Staff’s comment is repeated below in italics, followed by the Company’s response as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in Amendment No. 2 to the DRS submitted herewith where the revised language addressing the comment appears. Capitalized terms used but not defined herein are used herein as defined in Amendment No. 2 to the DRS.

Ms. Irene Barberena-Meissner Ms. Loan Lauren Nguyen Division of Corporation Finance U.S. Securities and Exchange Commission	2	December 18, 2020

Amendment No. 1 to Draft Registration Statement on Form F-1

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical accounting policies and estimates

Impairment, page 73

1.	We reviewed your response to our comment 6, that the Company's management considers historical utilization, amongst other factors, when forecasting its future operations. You also disclose in your risk factors that until excess capacity is fully absorbed in the shipping lines on which your operations are focused, the industry will continue to experience downward pressure on freight rates and such prolonged pressure could have a material adverse effect on your financial condition, results of operations and liquidity. Please tell us whether you consider utilization rates to be key assumptions in calculating value-in-use and, if so, what consideration you gave to describing historical and projected future utilization rates as key assumptions in your assessment of impairment.

Response:	The Company respectfully advises the Staff that as described in its previous response, the Company's management does consider historical utilization trends when forecasting its future operations. Such utilization trends may vary significantly depending on trades, legs within a trade, seasonality and vessel capacity. One of the key assumptions in calculating value-in-use is the anticipated fluctuations of the Company’s fixed costs and especially charter hire costs, which are influenced, among other factors, by the historical and projected utilization rates. The Company has added disclosure on page 77 of the Amendment No. 2 to the DRS to clarify the consideration of utilization rates when forecasting expected charter hire costs.

Please do not hesitate to contact me at (212) 450-4111, (212) 701-5111 (fax) or michael.kaplan@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,
/s/ Michael Kaplan Michael Kaplan

cc:	Via E-mail Eli Glickman, Chief Executive Officer and President of the Company

Noam Nativ, Executive Vice President, General Counsel and Company Secretary of the Company
Pedro J. Bermeo, Davis Polk & Wardwell LLP